FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

30 July 2002

LIHIR GOLD LIMITED

c/- Lihir Management Company Pty Limited
Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Lihir Management Company
Manager of the Lihir Project

Level 15, Comalco Place
12 Creek Street, Brisbane QLD 4000
GPO Box 905, Brisbane, QLD, 4001

Lihir Island Contact:
Telephone: (675) 986 5415
Facsimile : (675) 986 5424

30 July 2002

ASX RELEASE

Lihir is pleased to announce that a presentation by CEO- Alan Roberts is available on our website. http://www.lihir.com.pg/reports/press.htm

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

for By: [signature]
Name: Rod Antal
Title: Company Secretary